UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. 3)
All American Group, Inc.

(Name of Issuer)
Common Stock, No Par Value

(Title of Class of Securities)
189873102

(Cusip Number)
Matthew Sanford
Richard H. Siegel, Esq.
H.I.G. All American, LLC
c/o H.I.G. Capital, L.L.C.
1001 Brickell Bay Drive, 27th Floor
Miami, Florida 33131
(305) 379-2322
With copies to:
Jorge L. Freeland, Esq.
White & Case LLP
200 South Biscayne Boulevard
Miami, Florida 33131
(305) 371-2700-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 30, 2010

(Date of Event Which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
     The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	189873102	Page	2	of	14

1	NAMES OF REPORTING PERSONS H.I.G. All American, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,683,515 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

43,683,515 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,683,515 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.83% (see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	189873102	Page	3	of	14

1	NAMES OF REPORTING PERSONS All American Homes Holding, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,683,515 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

43,683,515 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,683,515 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.83% (see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	189873102	Page	4	of	14

1	NAMES OF REPORTING PERSONS H.I.G. Capital Partners IV, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF; OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,683,515 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

43,683,515 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,683,515 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.83% (see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	189873102	Page	5	of	14

1	NAMES OF REPORTING PERSONS H.I.G. Advisors IV, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,683,515 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

43,683,515 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,683,515 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.83% (see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No.	189873102	Page	6	of	14

1	NAMES OF REPORTING PERSONS H.I.G.-GPII, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,683,515 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

43,683,515 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,683,515 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.83% (see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	189873102	Page	7	of	14

1	NAMES OF REPORTING PERSONS Sami W. Mnaymneh

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,683,515 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

43,683,515 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,683,515 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.83% (see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	189873102	Page	8	of	14

1	NAMES OF REPORTING PERSONS Anthony A. Tamer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		43,683,515 (see Introduction and Item 5)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

43,683,515 (see Introduction and Item 5)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,683,515 (see Introduction and Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

72.83% (see Introduction and Item 5)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Introduction
     The statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission (the “Commission”) on November 6, 2009 by the persons named therein, and amended by Amendment No. 1 to Schedule 13D filed with the Commission on April 13, 2010 by the persons named therein and Amendment No. 2 to Schedule 13D filed with the Commission on August 6, 2010 by the persons named therein, is hereby amended and supplemented by this Amendment No. 3 to Schedule 13D. Capitalized terms used herein and not otherwise defined have the meaning assigned to such terms in the Schedule 13D. This statement relates to the Loan Agreement, dated as of October 27, 2009 (the “Loan Agreement”), by and among H.I.G. All American, LLC, a Delaware corporation (the “Lender”), All American Group, Inc. (f/k/a Coachmen Industries, Inc.), an Indiana corporation (the “Company”), and various direct and indirect subsidiaries of the Company (together with the Company, the “Borrowers”). On October 27, 2009, pursuant to the Loan Agreement, the Lender (i) purchased certain Secured Subordinated Convertible Tranche B Notes from the Borrowers in the initial principal amount of $10 million, which were convertible into shares of the Company’s common stock, no par value (the “Common Stock”), at an initial exercise price of $0.979 per share (the “Original Tranche B Note”), (ii) committed to extend a line of credit to the Borrowers of up to $10 million, to be evidenced by a Senior Secured Revolving Note in principal amount of up to $10 million (the “Revolving Note”) and (iii) was issued a warrant to purchase up to 6,654,855 shares of the Common Stock, at an exercise price of $.00001 per share (the “ Original Warrant”). The Original Tranche B Note accrued interest at 20% per annum and the interest could be paid-in-kind by the issuance of additional notes (the “PIK Interest”). Both the Original Warrant and the Original Tranche B Note contained anti-dilution protection in the event the Company issued in excess of 16,403,409 shares of Common Stock. In addition, the Original Tranche B Note had a price protection feature that reduced the conversion price if the 90 day average price of the Common Stock fell below $0.979 at any time prior to April 27, 2010. The conversion price of the Original Tranche B Note was also subject to reduction if the Company defaulted on certain of its financial covenants contained in the Loan Agreement.
     On April 5, 2010, the Lender and the Borrowers entered into a First Amendment to the Loan Agreement (the “First Amendment”). In the First Amendment, the Lender waived specified Events of Default that had occurred under the Loan Agreement prior to April 5, 2010. The Company issued a new Warrant to purchase up to 9,557,939 shares of the Common Stock (the “First Amendment Warrant”) (i) in satisfaction of the Default Shares that the Company was required to issue when it defaulted under section 8.21 of the Loan Agreement, (ii) to eliminate the price protection feature in the Original Tranche B Note, and (iii) as consideration to the Lender for entering into the First Amendment. The principal amount of the Original Tranche B Note was increased by $850,000, reflecting the addition of PIK Interest that was otherwise payable on March 31, 2010. In addition, the Lender decreased certain financial covenants for the Borrowers’ compliance with the Loan Agreement and agreed to certain changes to financial calculations. The Original Warrant and the Original Tranche B Note were amended and restated to reflect the anti-dilution adjustments that occurred as a result of the issuance of the First Amendment Warrant and the other amendments contained in the First Amendment.
     On August 3, 2010, the Lender delivered to the Company notices of exercise and payment of the aggregate exercise price for all of the shares of Common Stock subject to the Amended and Restated Warrant and the First Amendment Warrant (collectively, the “Exercised Warrants”). As a result of the Lender’s exercise of the Exercised Warrants, on August 5, 2010 the Company issued to the Lender a new Warrant (the “New Warrant”) in satisfaction of the Company’s obligations under existing agreements with the Lender. In the event the Company issues in excess of 36,887,274 shares of Common Stock, the New Warrant is exercisable for shares of Common Stock to protect the Lender from having its position diluted by the equity issuance.
     On August 24, 2010, the Lender and the Borrowers entered into a Limited Waiver of Specified Defaults (the “Waiver”), pursuant to which the Lender agreed to waive certain defaults under the Loan Agreement and the Borrowers agreed to (i) pay a waiver fee to the Lender of $720,971 and (ii) reimburse $100,000 of costs and expenses incurred by the Lender that were reimbursable pursuant to the Loan Agreement. The Borrowers requested, and the Lender agreed, that in lieu of the Borrowers paying the waiver fee and reimbursable expenses in cash, that the Borrowers would add such amounts, together with $838,589 of PIK Interest that had accrued for the period commencing on April 1, 2010 and ending on August 24, 2010, to the principal amount of the Tranche B Note. To reflect the addition of these amounts to the Tranche B Note, the Borrowers issued a Second Amended and Restated Tranche B Note to the Lender on August 24, 2010. On October 30, 2010 an additional $437,313 was added to the principal amount of the Second Amended and Restated Tranche B Note to reflect PIK Interest that had accrued for the period commencing on August 25, 2010 and ending on October 30, 2010. The outstanding principal amount of the Second Amended and Restated Tranche B Note (including PIK Interest) is convertible into shares of the Common Stock at the current conversion price $0.565 per share. The Second Amended and Restated Tranche B Note contains anti-dilution protection in the event the Company issues additional shares of Common Stock.
     The foregoing description of the Loan Agreement, the Revolving Note, the First Amendment, the Second Amended and Restated Tranche B Note, the Amended and Restated Warrant, the First Amendment Warrant, the New Warrant and the Waiver are qualified in their entirety by the terms and conditions of the Loan Agreement, the Revolving Note, the First Amendment, the Second Amended and Restated Tranche B Note, the Amended and Restated Warrant, the First Amendment Warrant, the New Warrant and the Waiver that are filed as Exhibits 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8 and 99.9 hereto, respectively, and are incorporated herein by reference.

Item 4. Purpose of Transaction
Item 4 shall be amended and restated as follows:
     (a)- (j) On October 27, 2009, the Company issued to the Lender the Revolving Note, the Tranche B Note and the Original Warrant pursuant to the Loan Agreement. The Tranche B Note accrues interest at 20% per annum and if not paid in cash will be paid-in-kind by the issuance of PIK Interest notes. The Borrowers may not prepay any portion of the Tranche B Note. The outstanding principal of the Tranche B Note (including PIK Interest) is currently convertible into shares of the Common Stock at a conversion price of $0.565 per share. On August 5, 2010 the Lender exercised the Original Warrant and the First Amendment Warrant and acquired 20,483,865 shares of the Company’s common stock, constituting approximately 55% of the Company’s outstanding common stock, and the Company issued to the Lender the New Warrant. In the event the Company issues in excess of 36,887,274 shares of Common Stock, the New Warrant is exercisable for shares of Common Stock to protect the Lender from having its position diluted by the equity issuance.
     The Loan Agreement is secured by liens on substantially all of the assets of the Company and its subsidiaries. It also contains standard representations and warranties, covenants, conditions to funding and events of default. The Loan Agreement prohibits the Company from declaring dividends or making other distributions to the Company’s shareholders.
     In connection with the Loan Agreement, the Company amended its bylaws (the “Amended Bylaws”) to (i) allow special meetings of the Company’s shareholders to be called by any shareholder holding 25% or more of the outstanding shares entitled to vote on the business to be conducted at such meeting, (ii) exempt the Company from the provisions of the Control Share Acquisitions Chapter of the Indiana Business Corporation Law and (iii) provide the Lender with the right, while any obligations under the Tranche B Note remain outstanding, to appoint two directors to the Company’s board of directors, who may themselves appoint one additional director with the power to vote five director votes, and one additional director who is independent within the meaning of Item 407(a) of Regulation S-K. The Lender initially appointed Matthew Sanford and Fabian de Armas to the Company’s board of directors.
     The Reporting Persons have been closely monitoring various factors affecting the Company’s business, financial performance and prospects and their investments in the Company on a continuing basis. The Company’s financial condition and results of operations has continued to deteriorate and the Company acknowledged in the last two compliance certificates it delivered to the Lender that the Company is in not in compliance with certain covenants in the Loan Agreement. The Lender has no current formal declaration of a default outstanding with the Company. The Reporting Persons are currently exploring various alternatives to stabilize the Company’s financial position, including purchasing additional shares or effecting a business combination to eliminate costs relating to the Company’s obligations to file periodic reports under the Securities Exchange Act. The Reporting Persons have made various suggestions to the Company and have attempted to discuss with the Company alternative proposals to implement those suggestions. As of the date of this report, the Company has elected not engage in any serious discussions with the Reporting Persons regarding their proposals. The Reporting Persons intend to continue to assess various alternatives to maximize the Reporting Persons’ investment in the Company, including the following:
     (i) purchasing additional shares of the Common Stock on the open market, in privately negotiated transactions, by tender offer or otherwise to acquire all or a portion of the remaining outstanding shares;
     (ii) taking actions as a senior secured creditor of the Company after an event of default under the Loan Agreement;
     (iii) extraordinary corporate transactions, including, without limitation, mergers, acquisitions, dispositions, recapitalizations, sales or transfers of assets, reorganizations or liquidations involving the Company;
     (iv) compositional changes to the board of directors as described herein and otherwise;
     (v) appointing additional directors to the Company’s board of directors, which may include having a majority of the voting power of the board of directors:
     (vi) taking actions that could cause the Common Stock of the Company to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act;
     (vii) changes to the Company’s certificate of incorporation, bylaws and other organizational documents;
     (viii) changes in the Company’s corporate governance policies and practices and with respect to its business plan and operating strategies;
     (ix) material changes in the present capitalization or dividend policy of the Company;
     (x) selling some or all of the Reporting Persons’ shares of Common Stock, including Common Stock receivable upon conversion of the Tranche B Note, on the open market, in privately negotiated transactions, pursuant to offerings registered under the Securities Act of 1933, or otherwise; and
     (xi) taking all such additional actions as the Reporting Persons deem necessary or advisable to effectuate any of the foregoing objectives, and which the Reporting Persons believe are reasonably related thereto.
     The foregoing descriptions of the Loan Agreement, the Tranche B Note, the New Warrant and the Amended Bylaws are qualified in their entirety by reference to the Loan Agreement, the Tranche B Note, the New Warrant and the Amended Bylaws filed as Exhibits 99.2, 99.3, 99.8 and 99.12 hereto, respectively, all of which are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer
     Item 5 shall be amended and restated as follows:
     (a) - (b) As a result of the 20,483,865 shares issued to the Lender upon its exercise of the Exercised Warrants, and the 23,199,650 shares of Common Stock issuable to the Lender upon conversion of the Second Amended and Restated Tranche B Note, the Lender may be deemed to be the beneficial owner of 43,683,515 shares of Common Stock, which represents in the aggregate approximately 72.83% of the outstanding shares of Common Stock on a fully diluted basis. The other Reporting Persons may be deemed to the be the beneficial owners of all of such shares as follows: Holdings, in its capacity as the owner of a majority of the equity interests of the Lender; Fund IV, in its capacity as the owner of a majority of the equity interests of Holdings; Advisors IV, as the general partner of Fund IV; GP II, as the manager of Advisors IV; and Messrs. Tamer and Mnaymneh as co-presidents, directors and sole shareholders of GP II.
     All of the percentages calculated in this Schedule 13D are based upon an aggregate of 36,745,230 shares of Common Stock outstanding as of August 31, 2010 (as disclosed in the Company’s definitive proxy statement on Form 14a filed on September 9, 2010), as adjusted to reflect the 23,199,650 shares of Common Stock issuable to the Lender upon conversion of the Second Amended and Restated Tranche B Note and the 37,800 shares of Common Stock issuable upon the exercise of options to purchase Common Stock owned by certain past and present employees of the Company. The number of shares of Common Stock of the Company that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 43,683,515, (iii) sole dispositive power is none and (iv) shared dispositive power is 43,683,515. The filing of this Schedule 13D by the Reporting Persons shall not be considered an admission that such Reporting Persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any of the shares of Common Stock covered in this report, and the Reporting Persons expressly disclaim such beneficial ownership.
     (c) Not applicable.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 shall be amended and restated as follows:
     The information set forth in the Introduction and in Items 3 and 4 above is incorporated herein by reference.
     In connection with the Loan Agreement, the Company and the Lender entered into a Registration Rights Agreement, dated October 27, 2009, pursuant to which the Company granted the Lender certain registration rights with respect to the shares to be received upon conversion of the Original Tranche B Note and the exercise of the Original Warrant. The Company entered into an amendment to the Registration Rights Agreement in connection with the First Amendment providing that such registration rights also applied to the First Amendment Warrant and any additional shares of Common Stock issuable to the Lender upon conversion of the Amended and Restated Tranche B Note and exercise of the Amended and Restated Warrant.
     The foregoing description of the Registration Rights Agreement, as amended, is qualified in its entirety by reference to the Registration Rights Agreement and First Amendment to Registration Rights Agreement filed as Exhibits 99.9 and 99.10 hereto, which are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 99.1
Schedule 13D Joint Filing Agreement, dated November 5, 2009, by and among each of the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Company on November 6, 2009)

Exhibit 99.2
Loan Agreement, dated October 27, 2009, by and among H.I.G. All American, LLC, the Company and various subsidiaries of the Company (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by the Company on October 28, 2009)

Exhibit 99.3
Senior Secured Revolving Note, dated October 27, 2009, by and among H.I.G. All American, LLC, the Company, and various subsidiaries of the Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.4
First Amendment to Loan Agreement, dated April 5, 2010, by and among H.I.G. All American, LLC, the Company and various subsidiaries of the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.5
Second Amended and Restated Secured Subordinated Convertible Tranche B Note, dated August 24, 2010, by and among H.I.G. All American, LLC, the Company, and various subsidiaries of the Company (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K filed by the Company on August 25, 2010)

Exhibit 99.6
Amended and Restated Common Stock Purchase Warrant, dated April 5, 2010, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.7
Common Stock Purchase Warrant, dated April 5, 2010, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.8
Common Stock Purchase Warrant, dated August 5, 2010, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K filed by the Company on August 11, 2010)

Exhibit 99.9
Limited Waiver of Specified Defaults, dated August 24, 2010, by and among H.I.G. All American, LLC, the Company and various subsidiaries of the Company (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Company on August 25, 2010)

Exhibit 99.10
Registration Rights Agreement, dated October 27, 2009, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.11
First Amendment to Registration Rights Agreement, dated April 5, 2010, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.12	Amended and Restated Bylaws of the Company, as amended through October 27, 2009 (incorporated by reference to Exhibit 3(ii) to the Current Report on Form 8-K filed by the Company on October 29, 2009)

Exhibit 99.13	Powers of Attorney for the Reporting Persons (incorporated by reference to Exhibit 99.8 to the Schedule 13D filed by the Company on November 6, 2009)

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 2, 2010

H.I.G. ALL AMERICAN, LLC
By:	/s/ Matthew Sanford
	Name:	Matthew Sanford
Its: President

ALL AMERICAN HOMES HOLDINGS, LLC
By:	/s/ Matthew Sanford
	Name:	Matthew Sanford
Its: Manager

H.I.G. CAPITAL PARTNERS IV, L.P.
By:	H.I.G. Advisors IV, L.L.C.
Its:	General Partner

By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
Its: Vice President and General Counsel

H.I.G. ADVISORS IV, L.L.C.
By:	H.I.G.-GPII, Inc.
Its:	Manager

By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
Its: Vice President and General Counsel

H.I.G.-GPII, INC.
By:	/s/ Richard H. Siegel
	Name:	Richard H. Siegel
Its: Vice President and General Counsel

/s/ Sami W. Mnaymneh
Sami W. Mnaymneh

/s/ Anthony A. Tamer
Anthony A. Tamer

EXHIBIT INDEX

Exhibit 99.1
Schedule 13D Joint Filing Agreement, dated November 5, 2009, by and among each of the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Company on November 6, 2009)

Exhibit 99.2
Loan Agreement, dated October 27, 2009, by and among H.I.G. All American, LLC, the Company and various subsidiaries of the Company (incorporated by reference to Exhibit 2 to the Current Report on Form 8-K filed by the Company on October 28, 2009)

Exhibit 99.3
Senior Secured Revolving Note, dated October 27, 2009, by and among H.I.G. All American, LLC, the Company, and various subsidiaries of the Company (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.4
First Amendment to Loan Agreement, dated April 5, 2010, by and among H.I.G. All American, LLC, the Company and various subsidiaries of the Company (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.5
Second Amended and Restated Secured Subordinated Convertible Tranche B Note, dated August 24, 2010, by and among H.I.G. All American, LLC, the Company, and various subsidiaries of the Company (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K filed by the Company on August 25, 2010)

Exhibit 99.6
Amended and Restated Common Stock Purchase Warrant, dated April 5, 2010, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.4 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.7
Common Stock Purchase Warrant, dated April 5, 2010, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.6 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.8
Common Stock Purchase Warrant, dated August 5, 2010, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4 to the Current Report on Form 8-K filed by the Company on August 11, 2010)

Exhibit 99.9
Limited Waiver of Specified Defaults, dated August 24, 2010, by and among H.I.G. All American, LLC, the Company and various subsidiaries of the Company (incorporated by reference to Exhibit 10 to the Current Report on Form 8-K filed by the Company on August 25, 2010)

Exhibit 99.10
Registration Rights Agreement, dated October 27, 2009, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K/A filed by the Company on October 29, 2009)

Exhibit 99.11
First Amendment to Registration Rights Agreement, dated April 5, 2010, by and between H.I.G. All American, LLC and the Company (incorporated by reference to Exhibit 4.5 to the Current Report on Form 8-K filed by the Company on April 9, 2010)

Exhibit 99.12	Amended and Restated Bylaws of the Company, as amended through October 27, 2009 (incorporated by reference to Exhibit 3(ii) to the Current Report on Form 8-K filed by the Company on October 29, 2009)

Exhibit 99.13	Powers of Attorney for the Reporting Persons (incorporated by reference to Exhibit 99.8 to the Schedule 13D filed by the Company on November 6, 2009)